EZTD INC.
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012

July 2, 2015

Via EDGAR

Jennifer Gowetski, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      EZTD INC. (previously known as “EZTrader, Inc.”)
Registration Statement on Form 10-12(g)
Filed September 15, 2014
File No. 000-51255

Dear Ms. Gowetski:

The purpose of this letter is to respond to your letter of December 4, 2014 regarding the above-referenced registration statement, which we withdrew on November 12, 2014, and to allow a more efficient review of our new registration statement on Form 10-12(g), which we are filing concurrently via EDGAR (the “New Registration Statement”). Page references in our response are to the New Registration Statement. For your convenience, your comments appear in italics, followed by our responses.

General

1.           We note your response to comment 3 in our letter dated October 10, 2014. Please revise to more specifically describe where you are in the process of obtaining a Futures Commodities Merchant license and any expected timeframe for obtaining such license. Please also explain how pursuing an FCM license will impact your prospective U.S. operations. We may have further comment.

We have decided to refrain from obtaining a Futures Commodities Merchant license, as we have determined that obtaining such license is not economic to us. Accordingly, we disclose nothing on this matter in the New Registration Statement.

Item 1. Business

Our Current Business

Binary Options— featured by online providers, page 2

2.           Please briefly explain how a customer is "made aware of the payout and loss ratio prior to entering into a contract." In addition, please clarify if the customer pays the full amount at the time of contract is executed and how quickly any amount is returned to the customer. In this regard, we note the disclosure on page 2 that, after the expiry time, an amount is "paid back to the customer."

We have revised our disclosure on page 3 of the New Registration Statement to explain how our customers are made aware of the payout and loss ratio prior to entering into a contract. In addition, we have revised our disclosure on page 3 of the New Registration Statement to clarify how quickly the funds are returned to the customers.

3.           We note your disclosure on page 2 that "ratios are always fixed prior to the opening of a contract with a customer and determined based on the risk of the underlying asset at the time [you] make the asset available for trading." Please briefly revise to clarify the customer's role, if any, related to the return percentage of the contract and whether the customer's only choice is whether to accept the contract with a predetermined return percentage and expiry time.

We have revised our disclosure on page 3 of the New Registration Statement to clarify that the fixed return is attached to a particular asset and the customer has the ability to see the potential payout prior to entering into a certain option contract. The customer does not have the ability to determine the percentage of return on such contract, however the customer sees the exact payout ratio through our platform.

Trading Platform, page 3

4.           We note your revised disclosure describing the meaning of the SAS 70 accreditation. The Statement on Auditing Standard No. 70 ("SAS 70") was replaced by the Statement on Standards for Attestation Engagements No. 16 ("SSAE 16"), which contains the requirements and guidance for a service auditor reporting on a service organization's controls. Please clarify if the report on internal controls of the third party hosting service is in accordance with SSAE 16.

We have revised our disclosure on page 8 of the New Registration Statement to clarify that the report for internal controls of the third party hosting service is in accordance with SSAE16.

Customer Base, page 4

5.           Please revise to describe more specifically what you mean by "instrument category" and "new assets.".

We have revised our disclosure on page 9 of the New Registration Statement to clarify that instrument categories include options on indices, equities, foreign currency and commodities. The new assets comprise of individual options for the above mentioned instrument categories.

Item 2. Financial Information

Overview, page 16

6.           We note your disclosure of average revenue per user (ARPU), average user acquisition costs (AUAC) and return on investment (ROI) for the respective periods. Please show us how you calculate these metrics.

We have revised our disclosure on page 27 of the New Registration Statement to show the calculation methods of ARPU, AUAC, and ROI.

7.           In addition to above, please clarify for us if an active user, used to calculate ARPU and AUAC, is similar to an active customer as defined on page 17. Please also consider disclosing the number of active users used to calculate the operating metrics for the respective periods.

We have revised our disclosure on page 27 of the New Registration Statement to clarify that an active user, used to calculate ARPU and AUAC, bears similar definition throughout the New Registration Statement. In addition, we have disclosed the number of active users used to calculate the operating metrics for the periods reported in the New Registration Statement.

Sales and Marketing, page 18

8.           We note your revised disclosure related to sales and marketing expense. Please further revise to disclose the expense amounts consistent with the amounts disclosed in the Consolidated Statements of Operations for the respective periods.

We have revised our disclosure on page 29, 31 of the New Registration Statement to disclose the expense amounts which are consistent with the amounts disclosed in the Consolidated Statements of Operations for the periods reported in the New Registration Statement.

Interim Condensed Consolidated Financial Statements as of June 30, 2014

Interim Condensed Consolidated Financial Statements as of June 30, 2014 are no longer relevant to the New Registration Statement since the information, which was originally included in these Interim Condensed Consolidated Financial Statements as of June 30, 2014, is currently included in the annual audited Financial Statements for the year 2014.

We acknowledge that:

•	We are is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call our attorney, Oded Har-Even (212) 660-5002 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely, EZTD Inc.
By: /s/ Shimon Citron
Name: Shimon Citron
Title: Chief Financial Officer

cc, with a marked copy of the New Registration Statement:

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP